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                                                             Exhibit 99(a)(1)(L)

                         [WESTFIELD AMERICA INC. LOGO]

                                                                   March 5, 2001

Dear Shareholder:

    We are writing to inform you that, on February 14, 2001, Westfield America, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Westfield America Management Limited (the "Purchaser"), in its capacity as responsible entity and trustee of Westfield America Trust. Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer for all of the outstanding shares of Westfield America common stock not owned by the Purchaser and certain of its affiliates, at a price of $16.25 per share, to the seller in cash, subject to the terms and conditions of the Offer to Purchase accompanying this letter. The Merger Agreement provides that, following the tender offer, a newly formed subsidiary of the Purchaser will merge with Westfield America and any remaining shares of Westfield America's common stock (other than those owned by the Purchaser and certain of its affiliates and shareholders who exercise appraisal rights under Missouri law) will be converted into the right to receive the same price paid in the tender offer.

    At a meeting on February 14, 2001, we accepted the unanimous recommendation of a Special Committee of independent directors and unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, are fair to, and in the best interests of, the Westfield America shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and (iii) resolved to recommend that Westfield America shareholders accept the tender offer and tender their shares of Westfield America common stock pursuant to the tender offer and, if applicable, approve and adopt the Merger Agreement.

    In arriving at our recommendation, we gave careful consideration to the factors described in the enclosed Offer to Purchase and Westfield America's Solicitation/Recommendation Statement on Schedule 14D-9. Among the factors considered by us in evaluating the tender offer and the merger was the opinion dated February 14, 2001, of Lehman Brothers Inc. ("Lehman"), financial advisor to the Special Committee, to the effect that as of such date and based upon, subject to certain matters stated in such opinion, the price per share of $16.25 in cash to be received by the Westfield America shareholders pursuant to the tender offer and the merger, was fair to such shareholders (other than the Purchaser and certain of its affiliates) from a financial point of view. The opinion contains a description of the procedures followed, matters considered and limitation on the review undertaken by Lehman in rendering its opinion. The written opinion of Lehman is attached as Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and Westfield America's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                                          Sincerely,

                                          BOARD OF DIRECTORS OF WESTFIELD
                                          AMERICA, INC.